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                                   EXHIBIT 28



                 Robert E. Radway                 2/9/95 8:00 a.m. EST
                 Senior Vice President
                 Corporate Development
                 602/207-5794


                 THE FINOVA GROUP INC. TO ACQUIRE TRANSAMERICA
                          REDISCOUNT FINANCE PORTFOLIO


         PHOENIX, ARIZONA, FEBRUARY 9, 1995 -- The FINOVA Group Inc. (NYSE:FNV), formerly GFC Financial Corporation (NYSE:GFC), today announced that it has reached a definitive agreement to acquire a substantial portion of the rediscount portfolio of the Lender Finance Division of Transamerica Business Credit Corporation, a wholly owned subsidiary of Transamerica Corporation. The rediscount portfolio is comprised of secured revolving credit facilities to independent consumer finance companies. The loans being purchased amounted to approximately $125 million at year-end 1994.

         Sam Eichenfield, Chairman and CEO of The FINOVA Group said, "We are pleased to be able to consolidate our position as one of the leading lenders to the independent consumer finance industry. This acquisition allows us to increase the critical mass of our rediscount finance activity and continues FINOVA's expansion in this niche market." FINOVA Rediscount Finance, based in Dallas, Texas, was formed in August of 1993 and, with the acquisition of Transamerica's rediscount portfolio, will have a total loan portfolio in excess of $250 million. Eichenfield added that "The acquisition exemplifies FINOVA's strategy of making acquisitions to further enhance its market position and to build additional critical mass in our commercial finance market segments."

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         The all-cash transaction is subject to the satisfaction of certain closing conditions.

         The FINOVA Group, which until February 1, 1995 was known as GFC Financial Corporation, is a Phoenix-based major domestic commercial finance company (spun off from The Dial Corp in March, 1992) providing secured financing and leasing products to small and medium sized businesses from $500,000 to $35 million. FINOVA also offers inventory and sales financing programs to manufacturers, distributors and dealers nationwide. As of December 31, 1994 FINOVA had total assets in excess of $5.8 billion compared with $2.8 billion as of December 31, 1993.


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